Exhibit (a)(5)(H)

Randstad Holding nv

Diemermere 25, Diemen

P.O. Box 12600, NL-1100 AP Amsterdam

Press release	Date
30 August 2011
For more information
Jan-Pieter van Winsen/Machteld Merens
Telephone
+31 (0)20 569 56 23

Randstad announces approximately 89% of SFN Group shares tendered

Exercise of top-up option followed by short-form merger to close the transaction

Randstad Holding nv (RAND.AS) announces the expiration of the tender offer by its wholly-owned subsidiary, Cosmo Delaware Acquisition Corp., for all of the outstanding shares of common stock of SFN Group, Inc. (NYSE: SFN), at a price of $14.00 per share, without interest and less any applicable withholding taxes. The tender offer expired at 5 pm EDT on August 29, 2011.

The depositary agent, Computershare Trust Company, N.A., has indicated that, as of the expiration of the tender offer, 44,587,227 shares of common stock of SFN had been validly tendered into and not withdrawn from the tender offer. These shares represent approximately 88.6% of SFN’s outstanding shares of common stock. In addition, approximately 1,483,883 shares of common stock of SFN have been tendered in accordance with the guaranteed delivery procedures. All shares that were validly tendered into the offer and not properly withdrawn will be accepted for payment, which payment is expected on or about September 2, 2011.

After exercise of a top-up option granted by SFN as needed, Randstad intends to effect a short-form merger of Cosmo Delaware Acquisition Corp. with and into SFN, with SFN as the surviving corporation, under Delaware law, without the need for a meeting of SFN stockholders. As a result of the merger, the outstanding SFN shares (other than shares held by SFN, Randstad or any of their respective, direct or indirect wholly owned subsidiaries, or those stockholders who properly exercise appraisal rights under Delaware law) will be cancelled and converted into the right to receive the same $14.00 per share, in cash, without interest and less any applicable withholding taxes, that was paid in the tender offer. The merger will be closed on or about September 2, 2011. After the merger, SFN Group will be a wholly owned subsidiary of Randstad North America LP, SFN shares will cease to be traded on NYSE and SFN will no longer have reporting obligations under the Securities Exchange Act of 1934, as amended.

Randstad Profile

Randstad specializes in solutions in the field of flexible work and human resources services. Our services range from regular temporary staffing and permanent placement to inhouse, professionals, search & selection, and HR Solutions. The Randstad Group is one of the leading HR services providers in the world with top three positions in Argentina, Belgium & Luxembourg, Canada, Chile, France, Germany, Greece, India, Mexico, the Netherlands, Poland, Portugal, Spain, Switzerland and the UK, as well as major positions in Australia and the United States. End 2010 Randstad had approximately 27,500 employees working from close to 4,200 branches and inhouse locations in 43 countries around the world. Randstad generated a revenue of € 14.2 billion in 2010. Randstad was founded in 1960 and is headquartered in Diemen, the Netherlands. Randstad Holding nv is listed on the NYSE Euronext Amsterdam, where options for stocks in Randstad are also traded. For more information see www.randstad.com.

SFN Group Profile

SFN Group (NYSE:SFN) is a strategic workforce solutions company that provides professional services and general staffing to help businesses more effectively source, deploy and manage people and the work they do. As an industry pioneer, SFN Group has sourced, screened and placed millions of individuals in temporary, temp-to-hire and full-time jobs for more than 65 years. With approximately 560 locations in the United States and Canada, SFN delivers strategic workforce solutions that improve business performance. From outsourcing to technology to professional services to staffing, SFN delivers the best combination of people, performance and service to improve the way work gets done. It provides its services to over 8,000 customers, from Fortune 500 companies to a wide range of small and mid-size organizations. The company employs more than 170,000 people annually through its network and is one of North America’s largest employers. SFN provides its solutions through a family of specialized businesses: Technisource, Tatum, The Mergis Group, Todays Office Professionals, SourceRight Solutions and Spherion Staffing Services. To learn more, visit www.sfngroup.com.

Disclaimer, Securities Law Disclosure and Additional Information

This press release is for informational purposes. It does not constitute an offer to purchase or a solicitation of an offer to sell securities. Randstad North America L.P. has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission, and SFN Group has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the related solicitation/recommendation statement contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by SFN Group’s stockholders before they make any decision with respect to the tender offer. Such materials have been made available to SFN Group’s stockholders at no expense to them. In addition such materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website, www.sec.gov.